As filed with the Securities and Exchange Commission on August 24, 2005


                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           CERTIFICATE OF NOTIFICATION
            (Public Utility Holding Company Act of 1935 (the "Act"))

                       Cinergy Corp./ File No. 70-10188


         Reference is made to the transactions proposed in the Application-Declaration on Form U-1, as amended (the "Application"), in the above proceeding filed by Cinergy Corp., a Delaware corporation and registered holding company under the Act ("Cinergy"), and the Commission's order dated March 29, 2004 with respect thereto (Rel. No. 35-27824) ("Order") and in particular the semi-annual reporting obligations specified therein.

         Cinergy Risk Solutions, Ltd. ("CRS Ltd" or "Cinergy Captive"), an indirect wholly-owned captive insurance subsidiary of Cinergy, formed to serve Cinergy and its associated companies ("Cinergy System" and any constituent company, a "System Company") hereby submits the following information covering the period January 1, 2005 through June 30, 2005 (the "Reporting Period"):

         1. A summary for the Reporting Period of each System Company's premium payments to Cinergy Captive, as compared to loss experience, organized by line of insurance coverage provided by Cinergy Captive (for the first year, compared to the commercial insurance premiums paid (if any) and, thereafter, showing the comparison period over period, on a rolling basis, for three years, successively):

CRS Ltd incurred loss to earned premium ratios for the policies for the Reporting Period as follows:



                       Commercial    Total      Earned      Incurred     Loss
                        Premium    Premium      Premium      Loss        Ratio
Cinergy      Coverage   Quoted*     Written    (1/1-6/30)
Subsidiary      Line  (3/30/05-06)(3/30/05-06)

PSI Energy
Inc.        All Risk
            Property   $1,536,082  $1,459,278   $364,820       $0           0%

CG&E        All Risk
            Property    1,086,893   1,032,548    258,137    1,500,000   581.09

Union Light
Heat &
Power
(ULH&P)     All Risk
            Property      272,616     258,986     71,747        0           0

Cinergy
Capital &
Trading
(CCT)       All Risk
            Property      100,716      95,680     23,920        0           0

TriState
(CG&E Sub)  All Risk
            Property        3,693       3,508        877        0           0

Totals                 $3,000,000  $2,850,000   $712,500   $1,500,000  210.53%


*Commercial premium quoted for the layer retained by CRS Ltd for the period 3/30/05-3/30/06.

         2. An analysis by System Company of claims paid by Cinergy Captive during the Reporting Period on behalf of any System Company, to include lead-in and end-of-period insurance reserve balances (for the first year, compared to any insurance reserve balances maintained (if any) and, thereafter, showing the comparison period over period, on a rolling basis, for three years, successively);

         Reported beginning-of-period loss reserves and end-of-period loss reserves on CRS Ltd's property program at January 1, 2005 and June 30, 2005, were $0 and $1,500,000 respectively.



Cinergy Policy Coverage Lead-in  Paid  OSLR   IBNR   Closing  Updated   Movement
Subsid. Year             Loss   Losses   at     at   Reserve  Incurred  from
                       Reserves  in   6/30/05 6/30/05                    1/1/05
                                Period

PSI
Energy
Inc.  3/30/05- All
      3/30/06  Risk
              Property   $0      $0     $0    $0       $0       $0         $0

CG&E  3/30/05  All
      3/30/06  Risk
              Property    0       0 1,500,000  0   1,500,000 1,500,000 1,500,000

Union
Light
Heat & Power
(ULH&P)3/30/05 All
       3/30/06 Risk
              Property    0       0      0     0        0        0          0

Cinergy
Capital
& Trading
(CCT)  3/30/05 All
       3/30/06 Risk
              Property    0       0      0     0        0        0          0

TriState
(CG&E
Sub)  3/30/05  All
               Risk
              Property    0       0      0     0        0        0          0

 Total                   $0     $0 $1,500,000 $0 $1,500,000 $1,500,000$1,500,000



         3. Attached hereto (under a claim for confidential treatment pursuant to Rule 104(b) under the Act) are unaudited income statement and balance sheet information (including any accompanying notes) for CRS Ltd with respect to the Reporting Period.


                             S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf as of the date indicated below by the undersigned thereunto duly authorized.

August 24, 2005

                                            CINERGY RISK SOLUTIONS, LTD.


                                            By: /s/Gary L. Lavey
                                                Gary L. Lavey
                                                President